                                                Filed pursuant to Rule 424(b)(3)
                                                Registration No. 333-84177



                              EDISON SCHOOLS INC.

                 PROSPECTUS SUPPLEMENT, DATED NOVEMBER 23, 1999
                   (TO PROSPECTUSES DATED NOVEMBER 10, 1999)

     On November 22, 1999, Edison Schools Inc. issued a press release announcing a contract it signed with the Dallas Independent School District, the text of which is set forth below. The information in the press release should be considered a supplement to the U.S. Prospectus and the International Prospectus, each dated November 10, 1999, and should be read in conjunction with the U.S. Prospectus and the International Prospectus.

            EDISON SIGNS CONTRACT WITH DALLAS PUBLIC SCHOOL DISTRICT
             TO ADD 6,500 STUDENTS TO CURRENT ENROLLMENT OF 38,000

     NEW YORK, NEW YORK -- Edison Schools, Inc. (NASDAQ: EDSN), the nation's largest private manager of public schools, announced today that it had signed a contract with the Dallas Independent School District to serve 6,500 students next year and potentially as many as 16,750 students over the next five years. The agreement is Edison's largest contract since its inception in 1991. Edison currently manages 79 schools with a total enrollment of 38,000 students in 16 states and 36 cities.

     Under the terms of the contract, Edison will educate 6,500 Dallas students in approximately 6 schools beginning in the fall of 2000. Assuming satisfactory performance, Edison would enroll an additional 3,500 students beginning in the fall of 2001 and 2,250 more students in each of 2002, 2003, and 2004.

     The Dallas contract represents an increase of approximately $36 million in revenues for Edison in the next school year and, assuming increased enrollment, proportionate revenue increases in future years.

     Edison serves students from kindergarten through 12th grade. Through contracts with local school districts and public charter school boards, Edison assumes educational and operational responsibility for individual schools in return for per-pupil funding that is generally comparable to that spent on other public schools in the area. Over the course of three years of intensive research, Edison's team of leading educators and scholars developed an innovative, research-backed curriculum and school design. Edison opened its first four schools in August 1995, and has grown rapidly in every subsequent year.

     Except for the historical information contained in this announcement, the matters discussed are "forward looking statements" (as that term is used in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including risks detailed from time-to-time in Edison's filings with the Securities and Exchange Commission. In particular, Edison calls to the reader's attention the risk factors described in its final Prospectus dated November 10, 1999 under the heading "Risk Factors." Any such forward-looking statements speak only as of the date such statements are made, and Edison undertakes no obligations to publicly release the results of any revision to these forward-looking statements or otherwise update or supplement this announcement or risk factors contained herein.

                                      ####